News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Announces Amended Conference Call Details
For its Fourth Quarter and Year End Results

February 17, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) announced an amended time for its conference call. The conference call will still be held on February 23 as previously announced, however the starting time for the call has been amended to 8.30 am PST (11.30 am EST); it will also be carried on the Company’s website.

NovaGold will host a conference call and webcast
Thursday, February 23 at 8.30 am PST (11.30 am EST)
Webcast: www.meetview.com/novagold or www.novagold.net
North American callers: 1-866-212-4491
International callers: 1-416-800-1066

The webcast will be archived on NovaGold’s website for one year and the conference call replay will be available for 14 days. To access the conference call replay please dial 1-866-583-1035 followed by your Access PIN: 3151775. For a transcript of the call please email info@novagold.net.

The results of NovaGold’s fourth quarter and year ended November 30, 2011 will be issued before the market opens on February 22, 2012.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold exploration company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold Project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek Project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., which it plans to spin-out to shareholders, owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska. The Company also owns other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG.

NovaGold Contact

Neil MacRae
Director, Investor Relations

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

NovaGold Resources Inc.